ALAMOS GOLD INC. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. F O R I M M E D I A T E R E L E A S E W E B S IT E : w w w .a la m os go ld .c om T R A D IN G S Y M B O L: T S X :A G I N Y S E :A G I Alamos Gold Provides Notice of Third Quarter 2016 Results and Conference Call Toronto, Ontario (October 11, 2016) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its third quarter 2016 financial results before the start of trading on Thursday, November 10, 2016. Senior management will host a conference call at 10:00 am ET on that day to discuss the results. Participants may join the conference call by dialling (416) 340-2218 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com. A playback will be available until November 24, 2016 by dialling (905) 694-9451 or (800) 408- 3053 within Canada and the United States. The pass code is 3855856. The webcast will be archived at www.alamosgold.com. About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 Cautionary Note The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.